Exhibit 99.2

Cumberland House
1 Victoria Street, 7th Floor,
Hamilton HM11, Bermuda
CATALINA HOLDINGS
(BERMUDA) LTD	Tel +1 441 494 6350
Fax +1 441 494 6390

August 6, 2013

The Board of Directors

American Safety Insurance Holdings, Ltd.

31 Queen Street, 2nd Floor
Hamilton, Bermuda

Attn:                    Stephen R. Crim

BY EMAIL

Dear Stephen:

We are writing in regard to our letter dated July 29, 2013 (“July 29 Letter”), in which we expressed the continued interest of Catalina Holdings (Bermuda) Ltd (“Catalina” or “us”) in the acquisition of American Safety Insurance Holdings, Ltd. (“ASI”). This Transaction is of significant interest to Catalina and we are prepared to commit the resources at our disposal to acquire ASI.

In recognition of the discussions and diligence held regarding our offer since the delivery of the July 29 Letter, we hereby confirm our good faith proposal to acquire 100% of the capital stock of ASI that we do not already own, for $29.75 per fully diluted share and on the same terms as outlined in our July 29 Letter.

We continue to believe our good faith proposal is superior (as defined in the merger agreement with Fairfax Financial Holdings Limited (“Fairfax”)) and highlight the following:

•                  Catalina proposes to acquire ASI at a higher per share price than Fairfax.

•                  On August 5, 2013, we submitted our revised Merger Agreement on terms substantially similar to the Merger Agreement entered into with Fairfax. Furthermore, unlike Fairfax, Catalina’s mark up of the Merger Agreement contains several provisions to ensure greater deal certainty including a sizeable reverse termination fee and less contingent language regarding regulatory approvals.

•                  Catalina has a history of receiving change of control approval from Bermudian and U.S. insurance regulators without unnecessary delay in all previous transactions.  Catalina has never had an application for change of control declined. We do not believe ASI or its advisors have any reason or basis to assert anything to the contrary. Catalina is a serial acquirer of insurance and reinsurance companies and has significant experience in obtaining regulatory change of control in multiple jurisdictions around the world. It is a fundamental part of Catalina’s business and we

(and probably your shareholders as well) would find it very surprising if the ASI board put this forward as a weakness in our bid.

•                  Lastly, in the spirit of ensuring maximum value to ASI shareholders, we have maintained the same termination fee as in the Fairfax agreement despite our higher offer price and potential for a competing proposal.

If the Board determines our good faith proposal is superior, we would expect the Board to change its recommendation for the transaction and allow for the termination of the voting agreement with ASI management and the entering into similar voting agreements related to our proposal.

If the Board determines that Catalina’s good faith proposal is not superior to Fairfax’s proposal, we request feedback regarding our proposal, so we can determine our options.

We look forward to hearing from you regarding the status of our good faith proposal.

Yours sincerely,

/s/ pp Mayur Patel

Chris Fagan
Chief Executive
Catalina Holdings (Bermuda) Ltd